Form 40-F
period 2021-06-30
NEW PACIFIC METALS CORP
filed 2021-09-28
CIK 1369085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2021

Commission File Number 001-40381

New Pacific Metals Corp.

(Exact name of Registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

1066 West Hastings Street

Suite 1750

Vancouver BC

Canada V6C 3X1
(604) 633-1368
(Address and telephone number of Registrant's principal executive offices)

DL Services Inc.

Columbia Center

701 Fifth Avenue, Suite 6100

Seattle, WA 98104-7043

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol:	Name of Each Exchange On Which Registered:

Common shares, no par value	NEWP	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 154,451,263

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes              ☐  No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
☐ Yes              ☐  No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                            ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

New Pacific Metals Corp. ("we", "us", "our", the "Company" or the "issuer") is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F ("Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

    This Annual Report, including the Exhibits incorporated by reference into Annual Report, contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the respective dates set forth in the Exhibits incorporated by reference into this Annual Report, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Estimates of mineral reserves and mineral resources are also forward-looking statements because they represent estimates of mineralization that will be encountered if a property is mined, in addition to involving projection relating to future economic conditions. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to epidemics, pandemics or other public health crises, including the novel coronavirus ("COVID-19") global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on the Company's business, operations and financial condition; political instability and social unrest in Bolivia and/or other jurisdictions where the Company operates; general business, economic, competitive, political, regulatory and social uncertainties; silver and gold price volatility; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of mineral properties; risks related to factors beyond the control of the Company; risks and uncertainties associated with exploration and mining operations; risks related to the ability to obtain adequate financing for planned development activities; lack of infrastructure at mineral exploration properties; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of mineral deposits; uncertainties related to title to mineral properties and the acquisition of surface rights; risks related to governmental regulations, including environmental laws and regulations and liability and obtaining permits and licences; the ratification and approval of the Mining Production Contract by the Plurinational Legislative Assembly of Bolivia; the approval of the mining association agreement for the Silverstrike Project by the Bolivia Ministry of Mines and Metallurgy through the Jurisdictional Mining Administrative Authority; the ability of the Company to convert the exploration licenses at the Carangas Project to AMC Mining Consultants (Canada) Ltd.; future changes to environmental laws and regulations; unknown environmental risks from past activities; commodity price fluctuations; risks related to reclamation activities on mineral properties; risks related to political instability and unexpected regulatory change; currency fluctuations; influence of third party stakeholders; conflicts of interest; risks related to dependence on key individuals; risks related to the involvement of some of the directors and officers of the Company with other natural resource companies; enforceability of claims; the ability to maintain adequate control over financial reporting; disruptions or changes in the credit or security markets; actual results of current exploration activities; mineral reserve and mineral resource estimate risk; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or permits or obtain required licenses and permits; increased infrastructure and/or operating costs; risks of not meeting production and cost targets; discrepancies between actual and estimated production; metallurgical recoveries; mining operational and development risk; litigation risks; speculative nature of silver exploration; global economic climate; dilution; environmental risks; community and nongovernmental actions; regulatory risks; U.S. securities laws; and cyber-security risks. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this Annual Report and the Exhibits incorporated by reference to this Annual Report is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Report and the Exhibits incorporated by reference to this Annual Report are qualified by these cautionary statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by U.S. companies.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.15 to this Annual Report, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a) Annual Information Form for the fiscal year ended June 30, 2021;

(b) Management's Discussion and Analysis for the fiscal year ended June 30, 2021;

(c) Audited Consolidated Financial Statements for the fiscal year ended June 30, 2021 and notes thereto, together with the report of the independent registered public accounting firm thereon; and

(d) Technical Report titled "Silver Sand Deposit Mineral Resource Report (Amended)" dated June 3, 2020 (effective date January 16, 2020).

CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.  See Exhibit 99.2, under the heading "Disclosure Controls and Procedures".

(b) Management's Annual Report on Internal Control Over Financial Reporting.  See Exhibit 99.2, under the heading "Management's Report on Internal Control Over Financial Reporting".

(c) Attestation Report of the Independent Registered Public Accounting Firm.  This Annual Report does not include a an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

(d) Changes in Internal Control Over Financial Reporting.  See Exhibit 99.2, under the heading "Changes in Internal Control Over Financial Reporting".

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended June 30, 2021.

AUDIT COMMITTEE FINANCIAL EXPERT

See Exhibit 99.1, under the heading "11.3 Relevant Education and Experience".

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, "Code of Business Conduct and Ethics" (the "Code"), by which it and all officers and employees of the Company, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, are required to abide. There were no amendments to the Code, or waivers of the Code that apply to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended June 30, 2021, except that on March 3, 2021 the Code was amended and restated following a general review in advance of the Company becoming an SEC reporting company.  The changes to the Code included, without limitation:

  Expanding the scope of persons subject to the Code to include consultants, agents and representatives;

  Expanding the description of the adverse consequences that an individual may face for violations of the Code;

  Updates to our anti-corruption policies;

  Clarifying the Company's policies on press releases relating to material non-public information;

  Expanding the description of the Company's disclosure in periodic reports and other public communications;

  Clarifying that the Code is subject to applicable whistleblower laws; and

  Other clarifications and typographical corrections.

The amended and restated Code is filed as an exhibit to this Form 40-F.

The Code is also posted on the Company's website at https://newpacificmetals.com/corporate-governance, and a copy of the Code may be obtained, without charge, by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this Annual Report. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, the Company intends to disclose any such amendment or waiver by posting such information on the Company's website. Unless and to the extent specifically referred to herein, the information on the Company's website shall not be deemed to be incorporated by reference in this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See Exhibit 99.1, under the heading "11.6 External Auditor Services Fees".

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See Exhibit 99.1, under the heading "11.5 Pre-Approval Policies and Procedures". All audit-related fees, tax fees, or all other fees were approved by the Audit Committee pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.  However, none of such fees were approved pursuant to the exemption provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF BALANCE ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars.

CONTRACTUAL OBLIGATIONS

The following table presents information regarding the Company's known contractual obligations by maturity as of June 30, 2021:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trades and other payables	$1,044,189	$1,044,189	-	-	-
Due to a related party	$50,378	$50,378	-	-	-
Payable for mineral property acquisition	-	-	-	-	-
Total	$1,094,567	$1,094,567	-	-	-

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company's Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company's Audit Committee is comprised of David Kong, Jack Austin and Greg Hawkins. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE American company guide.

MINE SAFETY DISCLOSURE

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended June 30, 2021.

NYSE AMERICAN STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

The common shares of the Company are listed on the NYSE American. Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE American standards is provided on the Company's website at https://newpacificmetals.com/corporate-governance.

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises. Any change to the name or address of the Company's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBITS

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended June 30, 2021
99.2	Management's Discussion and Analysis for the fiscal year ended June 30, 2021
99.3	Audited Consolidated Financial Statements for the fiscal year ended June 30, 2021
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of Adrienne Ross
99.10	Consent of Dinara Nussipakynova
99.11	Consent of Andrew Holloway
99.12	Consent of Simeon Robinson
99.13	Consent of Alex Zhang
99.14	Code of Business Conduct and Ethics
99.15

Technical Report titled "Silver Sand Deposit Mineral Resource Report (Amended)" dated June 3, 2020 (effective date January 16, 2020) (filed on SEDAR June 3, 2020) (incorporated by reference from Exhibit 99.69 to the Company's Registration Statement on Form 40-F filed with the SEC on May 4, 2021)

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

*To be filed by amendment within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW PACIFIC METALS CORP.

/s/ Mark Cruise
Name: Mark Cruise
Title: Chief Executive Officer
Date: September 28, 2021

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended June 30, 2021
99.2	Management's Discussion and Analysis for the fiscal year ended June 30, 2021
99.3	Audited Consolidated Financial Statements for the fiscal year ended June 30, 2021
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of Adrienne Ross
99.10	Consent of Dinara Nussipakynova
99.11	Consent of Andrew Holloway
99.12	Consent of Simeon Robinson
99.13	Consent of Alex Zhang
99.14	Code of Business Conduct and Ethics
99.15

Technical Report titled "Silver Sand Deposit Mineral Resource Report (Amended)" dated June 3, 2020 (effective date January 16, 2020) (filed on SEDAR June 3, 2020) (incorporated by reference from Exhibit 99.69 to the Company's Registration Statement on Form 40-F filed with the SEC on May 4, 2021)

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

*To be filed by amendment within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.