Form 40-F/A
period 2021-06-30
NEW PACIFIC METALS CORP
filed 2021-10-19
CIK 1369085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

Amendment No. 1

to

FORM 40-F

☐Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2021

Commission File Number 001-40381

_____________

New Pacific Metals Corp.

(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1066 West Hastings Street

Suite 1750

Vancouver  BC

Canada  V6C 3X1

(604) 633-1368

(Address and telephone number of Registrant's principal executive offices)

_____________

DL Services Inc.

Columbia Center

701 Fifth Avenue, Suite 6100

Seattle,  WA98104-7043

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

_____________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 154,451,263

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☒ Yes     ☐ No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.      ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

New Pacific Metals Corp. (the "Registrant") is filing this Amendment No. 1 to Form 40-F (the "Form 40-F/A") for the year ended June 30, 2021 to furnish Exhibits 101 and 104 to the Form 40-F, which provide certain items from our Form 40-F formatted in eXtensible Business Reporting Language ("XBRL"). In accordance with the policy of the Securities and Exchange Commission (the "Commission") stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F, as filed with the Commission on September 28, 2021.

No other changes have been made to the Form 40-F other than the furnishing of the exhibits described above. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Form 40-F, or modify or update in any way disclosures made in the Form 40-F.

EXHIBITS

Exhibit	Description
99.1*	Annual Information Form of the Company for the year ended June 30, 2021
99.2*	Management’s Discussion and Analysis for the fiscal year ended June 30, 2021
99.3*	Audited Consolidated Financial Statements for the fiscal year ended June 30, 2021
99.4*	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5*	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6*	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9*	Consent of Adrienne Ross
99.10*	Consent of Dinara Nussipakynova
99.11*	Consent of Andrew Holloway
99.12*	Consent of Simeon Robinson
99.13*	Consent of Alex Zhang
99.14*	Code of Business Conduct and Ethics
99.15*	Technical Report titled "Silver Sand Deposit Mineral Resource Report (Amended)" dated June 3, 2020 (effective date January 16, 2020) (filed on SEDAR June 3, 2020) (incorporated by reference from Exhibit 99.69 to the Company's Registration Statement on Form 40-F filed with the SEC on May 4, 2021)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

*Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW PACIFIC METALS CORP.

/s/ Mark Cruise
Name: Mark Cruise
Title: Chief Executive Officer
Date: October 19, 2021

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description
99.1*	Annual Information Form of the Company for the year ended June 30, 2021
99.2*	Management’s Discussion and Analysis for the fiscal year ended June 30, 2021
99.3*	Audited Consolidated Financial Statements for the fiscal year ended June 30, 2021
99.4*	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5*	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6*	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9*	Consent of Adrienne Ross
99.10*	Consent of Dinara Nussipakynova
99.11*	Consent of Andrew Holloway
99.12*	Consent of Simeon Robinson
99.13*	Consent of Alex Zhang
99.14*	Code of Business Conduct and Ethics
99.15*	Technical Report titled "Silver Sand Deposit Mineral Resource Report (Amended)" dated June 3, 2020 (effective date January 16, 2020) (filed on SEDAR June 3, 2020) (incorporated by reference from Exhibit 99.69 to the Company's Registration Statement on Form 40-F filed with the SEC on May 4, 2021)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

*Previously filed.