Form 40-F
period 2024-06-30
NEW PACIFIC METALS CORP
filed 2024-09-24
CIK 1369085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2024

Commission File Number 001-40381

New Pacific Metals Corp.

(Exact name of Registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code)	Identification No.)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 171,299,119

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended June 30, 2024;

(b)	Management’s Discussion and Analysis for the fiscal year ended June 30, 2024; and

(c)

Audited Consolidated Financial Statements for the fiscal year ended June 30, 2024 and notes thereto, together with the report of the independent registered public accounting firm thereon.

As disclosed in Exhibit 99.1, the Silver Sand preliminary economic assessment with an effective date of November 30, 2022 (the “Silver Sand PEA”) has been superseded by the Silver Sand pre-feasibility study with an effective date of June 19, 2024 (the “Silver Sand PFS”). The Silver Sand PEA should no longer be relied upon. To the extent Exhibit 99.2 includes a summary of the conclusions of the Silver Sand PEA, such summary has been superseded by the Silver Sand PFS and should no longer be relied upon.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended June 30, 2024.

AUDIT COMMITTEE FINANCIAL EXPERT

See Exhibit 99.1, under the heading “11.3 Relevant Education and Experience”.

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, are required to abide. The Code was most recently amended on October 24, 2023, to grant the authority to approve activities that could give rise to conflicts of interest to the Audit Committee of the Board, to allow unrecorded or “off the books” funds or assets to be maintained if permitted by applicable laws or regulations, to make certain references to the Company’s Whistleblower Policy and to make certain other non-material changes to the Code. There were no waivers of the Code that apply to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended June 30, 2024.

The Code is posted on the Company’s website at https://newpacificmetals.com/company/corporate-governance, and a copy of the Code may be obtained, without charge, by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this Annual Report. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report on Form 40-F.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of Maria Tang, Dickson Hall and Paul Simpson. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE American Company Guide.

MINE SAFETY DISCLOSURE

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended June 30, 2024.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Since the beginning of the last fiscal year, the Company has not been required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s Clawback Policy, nor was there an outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

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

EXHIBITS

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description

97	Clawback Policy
99.1	Annual Information Form of the Company for the fiscal year ended June 30, 2024
99.2	Management’s Discussion and Analysis for the fiscal year ended June 30, 2024
99.3	Audited Consolidated Financial Statements for the fiscal year ended June 30, 2024
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm (Vancouver, Canada, PCAOB ID No. 1208)
99.9	Consent of Eugene Tucker
99.10	Consent of Wayne Rogers
99.11	Consent of Mo Molavi
99.12	Consent of Andrew Holloway
99.13	Consent of Leon Botham
99.14	Consent of Dinara Nussipakynova
99.15	Consent of Anderson Goncalves Candido
99.16	Consent of Marcelo del Giudice
99.17	Consent of Alex Zhang
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Pacific Metals Corp.

/s/ Andrew Williams
Name: Andrew Williams
Title: Chief Executive Officer
Date: September 24, 2024