Form 40-F
period 2025-06-30
NEW PACIFIC METALS CORP
filed 2025-09-15
CIK 1369085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 171,904,301

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Annual Report have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and the CIM Definition Standards on Mineral Resources and Mineral Reserves of the Canadian Institute of Mining, Metallurgy and Petroleum. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by U.S. companies.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended June 30, 2025;

(b)	Management’s Discussion and Analysis for the fiscal year ended June 30, 2025; and

(c)	Audited Consolidated Financial Statements for the fiscal year ended June 30, 2025 and notes thereto, together with the report of the independent registered public accounting firm thereon.

As disclosed in Exhibit 99.1, the independent technical report titled “Carangas Silver Gold Project – Department of Oruror, Bolivia – NI 43-101 Mineral Resource Estimate Report” with an effective date of August 25, 2023 (the “Carangas MRE Technical Report”) has been superseded by the preliminary economic assessment technical report for the Carangas Project with an effective date of September 5, 2024 (the “Carangas PEA Technical Report”) and the Silver Sand preliminary economic assessment with an effective date of November 30, 2022 (the “Silver Sand PEA”) has been superseded by the Silver Sand pre-feasibility study with an effective date of June 19, 2024 (the “Silver Sand PFS”). The Carangas MRE Technical Report and the Silver Sand PEA should no longer be relied upon. To the extent any of the exhibits hereto includes a summary of the conclusions of the Carangas MRE Technical Report or the Silver Sand PEA, such summaries have been superseded by the Carangas PEA Technical Report and the Siler Sand PFS, respectively, and should no longer be relied upon.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended June 30, 2025.

AUDIT COMMITTEE FINANCIAL EXPERT

See Exhibit 99.1, under the heading “11.3 Relevant Education and Experience”.

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Business Conduct and Ethics” (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, are required to abide. There were no amendments to the Code, or waivers of the Code that apply to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended June 30, 2025.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of Maria Tang, Dickson Hall, and Paul Simpson. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE American Company Guide.

MINE SAFETY DISCLOSURE

The Company does not operate any mine in the United States and has no mine safety incidents to report for the year ended June 30, 2025.

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

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description

97	Clawback Policy
99.1	Annual Information Form of the Company for the fiscal year ended June 30, 2025
99.2	Management’s Discussion and Analysis for the fiscal year ended June 30, 2025
99.3	Audited Consolidated Financial Statements for the fiscal year ended June 30, 2025
99.4	Certificate of Interim Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Interim Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Interim Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Interim Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm (Vancouver, Canada, PCAOB ID No. 1208)
99.9	Consent of Marcelo del Giudice
99.10	Consent of Marc Schulte
99.11	Consent of Jinxing Ji
99.12	Consent of Gonzalo Rios
99.13	Consent of Pedro Repetto
99.14	Consent of Anderson Candido
99.15	Consent of Wayne Rogers
99.16	Consent of Mo Molavi
99.17	Consent of Eugene Tucker
99.18	Consent of Andrew Holloway
99.19	Consent of Leon Botham
99.20	Consent of Dinara Nussipakynova
99.21	Consent of Alex Zhang
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Pacific Metals Corp.

/s/ Jalen Yuan
Name: Jalen Yuan
Title: Interim Chief Executive Officer
Date: September 15, 2025